ProShares Trust

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

November 30, 2010

VIA EDGAR CORRESPONDENCE

Mr. Christian Sandoe

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Sandoe:

On behalf of ProShares Trust (the “Registrant”), this letter responds to a request by the Staff of the Securities and Exchange Commission on November 5, 2010, as clarified on November 22, 2010, for the Registrant to describe the rationale under Accounting Standards Codification Topic 450, “Contingencies” (“ASC 450”) that permits new series of the Registrant as well as series for which ProShare Advisors LLC (the “Advisor”) has fully recouped previously waived advisory fees and/or reimbursed expenses (collectively, “previously waived fees”) that may in the future be in a situation where the Advisor is again waiving fees (“second time series”), to use a five-year recoupment period.

Summary of Accounting Issue:

An open-ended or unusually long recoupment period could suggest that previously waived fees would almost certainly be recouped by the Advisor, and thus give rise to a current liability for the fund under ASC 450. The Staff has informed us that in such a case, the Staff believes that it would not be appropriate for the fund’s Fee Table to show Total Annual Operating Expenses net of waived fees.

Response:

The Registrant continues to believe that a five-year recoupment period for new series and second time series and the resulting Fee Table presentation of Total Annual Operating Expenses net of waived fees is reasonable and appropriate under ASC 450.

Under ASC 450, a liability is recorded when it is both probable that a liability has been incurred and its amount can be reasonably estimated. An analysis of the disclosure contained in the Notes to the Financial Statements and the Statements of Operations included in the Registrant’s Annual Reports for the past four fiscal periods shows that the Advisor has recouped previously waived fees only on a limited number of occasions, and with respect to the vast majority of the current series (94 of 99) the Advisor has not recouped any previously waived fees. Only five series have experienced large enough rapid asset growth to permit the Advisor to recoup all previously waived fees with respect to those series (Ultra S&P 500, Ultra Short S&P 500, Short S&P 500, UltraShort Financials, and UltraShort 20+ Year Treasury). However, it is not probable (as that term is used in ASC 450) that such asset growth would be repeated if/when the Advisor begins to waive expenses for those series again in the future. Thus, there is no certainty that the Advisor would recoup previously waived fees for any new series or any second time series over any period of time. UltraShort Financials is the only second time series; the Advisor is again waiving fees for that series which are potentially recoupable by the Advisor. That series’ assets have not returned to a level that would permit the Advisor to recoup previously waived fees and there can be no assurance that they will return to such a level. While a five-year period provides the Advisor with the opportunity to recoup some of its previously waived fees if a new series or second time series experiences rapid asset growth in future periods, the probability of recoupment remains very low based on past experience. The magnitude of the fees waived by the Advisor also bears out the remoteness of the Advisor recouping previously waived fees.

Statement of Financial Accounting Standards No. 5 (as issued) provided that “The requirement that the loss be reasonably estimable is intended to prevent accrual in the financial statements of amounts so uncertain as to impair the integrity of those statements. The Financial Accounting Standards Board has concluded that disclosure is preferable to accrual when a reasonable estimate of loss cannot be made.” Since the Advisor’s recoupment of previously waived fees is not estimable, the Registrant discloses the total amount of potential recoupment by the Advisor with regard to each series in a table within the Notes to Financial Statements.

The Registrant also notes that the fee waiver arrangement, including the recoupment period, has been reviewed and approved by the Registrant’s Board of Trustees consistently since the inception of the Registrant. Further, the Registrant notes that on numerous occasions it has made its current auditors, PricewaterhouseCoopers LLP, and prior auditors, Ernst & Young, LLP, aware of the five year recoupment period and the resulting Fee Table presentation.

Given these specific circumstances, the Registrant believes that previously waived fees subject to potential future recoupment by the Advisor do not meet the standard for recognition as liabilities under ASC 450. Therefore, it is appropriate that each new series’ and second time series’ Fee Table show Total Annual Operating Expenses net of waived fees.

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We believe that the supplemental response above is fully responsive to the Staff’s inquiry, and resolves all matters raised.

If the Staff has any further inquiries regarding this matter, please contact me at (207) 553-7125, or Robert J. Borzone, Jr. at (301) 634-4361. Thank you for your attention to this matter.

Very truly yours,

/s/ Charles S. Todd

Treasurer

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